UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Morlex, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

  (Title of Class of Securities)

617662200

 (CUSIP Number)

Richard J. Berman
c/o Morlex, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170
(212) 581-5150

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Not available
1	NAME OF REPORTING PERSONS Richard J. Berman I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,162,788
	8	SHARED VOTING POWER 197,789
	9	SOLE DISPOSITIVE POWER 3,162,788
	10	SHARED DISPOSITIVE POWER 197,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,360,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Amendment No. 1 amends the Schedule 13D filed by Richard J. Berman (the “Reporting Person”) with the Securities and Exchange Commission on February 29, 2008 (the “Schedule 13D”). This Amendment No. 1 relates to the change in the percentage of beneficial ownership of the common stock, par value $0.001 per share (“Issuer Common Stock”), of Morlex, Inc., a Colorado corporation with its principal offices at 420 Lexington Avenue, Suite 450, New York, NY 10170 (the “Issuer”) held by Mr. Berman, due to the participation of his wife, Frauke Berman (“Mrs. Berman”), in a private placement offering by the Issuer of its 10% Junior Convertible Unsecured Promissory Notes (the “Convertible Notes”).

The following Items of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 2. Identity and Background.

The Reporting Person’s business address is c/o Morlex, Inc., 420 Lexington Avenue, Suite 450, New York, NY 10170. The Reporting Person is the Chairman of the Board of Directors of the Issuer. The Reporting Person is a citizen of the United States.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 7, 2008 the Issuer entered into: (i) an Agreement and Plan of Merger (the “RHI Merger Agreement”) with RightSide Holdings, Inc. (“RightSide”) and its wholly owned subsidiary RHI Merger Sub, Inc. (“RHI Merger Sub”), and (ii) an Agreement and Plan of Merger (the “DMG Merger Agreement”, and together with the RHI Merger Agreement, the “Merger Agreements”) with Duncan Media Group, Inc. (“Duncan”) and its wholly owned subsidiary DMG Merger Sub, Inc. (“DMG Merger Sub”).

Pursuant to the RHI Merger Agreement, on February 14, 2008 (“the First Closing Date”) RHI Merger Sub was merged with and into RightSide, with RightSide being the surviving corporation (the “RHI Merger”). As a result of the RHI Merger, each share of common stock of RightSide, par value $.001 per share, automatically converted into 0.4236 shares of Issuer Common Stock, or 8,548,655 shares of Issuer Common Stock in the aggregate. The Reporting Person received 932,888 shares of Issuer Common Stock in exchange for his 2,202,286 shares of RightSide common stock.

Pursuant to the DMG Merger Agreement, on the Closing Date DMG Merger Sub was merged with and into Duncan, with Duncan being the surviving corporation (the “DMG Merger”). As a result of the DMG Merger, each share of common stock of Duncan, par value $.001 per share, automatically converted into 0.5433 shares of Issuer Common Stock, or 5,642,171 shares of Issuer Common Stock in the aggregate. The Reporting Person received 1,629,900 shares of Issuer Common Stock in exchange for his 3,000,000 shares of Duncan common stock.

Also, on the Closing Date, the Issuer entered into a Stock Purchase Agreement (the “AAA Stock Purchase Agreement”) with All Ad Acquisition, Inc., a Delaware corporation (“AAA”), and all of the shareholders of AAA as listed in the AAA Stock Purchase Agreement, whereby the Issuer acquired all of the outstanding shares of common stock of AAA in exchange for 4,200,000 shares of Issuer Common Stock. Pursuant to the AAA Stock Purchase Agreement, each share of common stock of AAA, without par value, resulted in the right to receive 100,000 shares of Issuer Common Stock. The Reporting Person received 600,000 shares of Issuer Common Stock in exchange for his 6.0 shares of AAA common stock.

Copies of the Merger Agreements were previously filed by the Issuer with the Securities and Exchange Commission (the “SEC”) as exhibits to the Issuer’s report on Form 8-K, dated February 11, 2008. A copy of the AAA Stock Purchase Agreement was previously filed by the Issuer with the SEC as an exhibit to the Issuer’s report on Form 8-K, dated February 14, 2008.

On April 15, 2008 (the “Second Closing Date”), AAA acquired all of the capital stock of Ad Authority, Inc., a Delaware corporation (the “Acquisition”). To satisfy the cash needs of the Issuer relating to the Acquisition and to provide working capital to the Issuer to fund its operations, the Issuer raised approximately $4,400,000 million through a private placement of its Convertible Notes and Issuer Common Stock (collectively, the “Private Placement”). The Private Placement closed on the Second Closing Date. The Private Placement is exempt from registration pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended, as it was not an offering to the public and included only accredited investors. The Convertible Notes were issued pursuant to the Note Purchase Agreements (the “Note Purchase Agreements”) between the Issuer and each such participant. The Convertible Notes, which mature on April 15, 2009 or earlier as set forth below, may be converted by the holders thereof at any time until the maturity date, and will be automatically converted into Issuer Common Stock upon the earlier to occur of (i) a public offering of Issuer Common Stock that nets at least $7,500,000 in proceeds to the Issuer, after any underwriting discounts, or (ii) a private placement of Issuer Common Stock that nets at least $5,000,000 in proceeds to the Issuer, together with the proceeds from the Convertible Notes. The conversion price of the Convertible Notes is $0.75 per share and is subject to customary adjustments to avoid dilution and to account for future recapitalizations. The Convertible Notes accrue interest at 10% per annum, payable at the earlier of maturity of the Convertible Notes or upon conversion of the Convertible Notes. Interest on the Convertible Notes is payable at the option of the Issuer either in cash or in Issuer Common Stock valued at 90% of the weighted average trading price for the 10 days preceding the interest payment date.

Mrs. Berman received Convertible Notes that are convertible into 197,789 shares of Issuer Common Stock in exchange for her $148,342 investment in the Issuer. Copies of the form of Securities Purchase Agreement and the form of Note Purchase Agreement entered into by Mrs. Berman were previously filed by the Issuer with the SEC as exhibits to the Issuer’s report on Form 8-K, dated April 15, 2008.

Item 4. Purpose of Transaction

The Issuer reported in its report on Form 8-K filed on February 14, 2008 that it intended to acquire Ad Authority, Inc., a Delaware corporation, and to finance such Acquisition with the proceeds of the issuance of debt and equity securities of the Issuer in the Private Placement. Such Acquisition and Private Placement were consummated on the Second Closing Date. At this time, the Issuer intends to reincorporate in the State of Delaware by merging into a newly formed Delaware corporation. In connection with such reincorporation, the Issuer intends to change its name to “Ad Authority Group, Inc.” In addition, the Issuer plans to adjust its capitalization through the reincorporation. This will have the same effect as a reverse stock split. As part of the reincorporation, the Issuer plans to create a class of “blank check” preferred stock, after which the Issuer plans to offer to exchange new preferred stock of the Issuer having substantially similar terms to the preferred stock of RightSide and Duncan for the outstanding preferred stock of RightSide and Duncan, thereby making RightSide and Duncan wholly-owned subsidiaries of the Issuer. The Reporting Person intends to support these actions. The Reporting Person entered into the transactions referenced herein for investment purposes. The Reporting Person does not otherwise presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934 or any similar actions.

Item 5. Interest in Securities of the Issuer

The following table sets forth the shares of Issuer Common Stock owned by the Reporting Person.

Common Stock

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership					Percent of Class(1)
	Sole Power to Dispose	Shared Power to Dispose	Sole Power to Dispose	Shared Power to Vote	Total
Richard J. Berman	3,162,788	197,789	3,162,788	197,789	3,360,577(2)	9.62%(2)

(1)	Based on 34,950,442 shares of Issuer Common Stock issued and outstanding as of April 15, 2008.
(2)
Includes 197,789 shares that are beneficially owned by Richard J. Berman’s spouse. By reason of such relationship, Mr. Berman may be deemed to share voting and/or dispositive control over Mrs. Berman’s shares, and therefore, Mr. Berman may be deemed to be a beneficial owner of such shares. Mr. Berman disclaims any beneficial ownership of such shares.

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities within sixty (60) days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2008

/s/ Richard J. Berman
Richard J. Berman